FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 20, 2014

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: November 20, 2014	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc. Room 1901, 333, Keelung Rd., Sec. 1 Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, Chief Financial Officer Eddie Chang, Senior Director Joseph Su, Senior Manager ir@aseglobal.com Michelle Jao, Manager (US Contact) mjao@iselabs.com Tel: + 1.510.687.2481

ASE’s Subsidiary USI Completes Capital Increase by Way of Domestic Private Placements in the PRC Capital Market

Taipei, Taiwan, R.O.C., November 20, 2014 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“ASE”, or the “Company”) announced today that its subsidiary Universal Scientific Industrial (Shanghai) Co., Ltd. (“USI”)(SSE: 601231), which is responsible for electronics design and design manufacture service (“DMS”), completed its capital increase by way of domestic private placements through a bidding process on November 20, 2014, raising a total of RMB2.06 billion (approximately NTD10.43 billion).  The proceeds from this offering will be used to fund the production of wireless modules and wearable miniature modules.  USI’s offering received overwhelming response from investors in the PRC capital markets.  The issue price per share was RMB27.06 (1.5 times the minimum issue price of RMB17.86).  After the offering, ASE’s holdings in USI decreased by 6.18% from 88.30% to 82.12%.

USI was listed on the main board of the Shanghai Stock Exchange on February 20, 2012.  On the day of listing, USI’s issue price per share was RMB7.60, closing price was RMB11.63, and had a total market capitalization of RMB11.77 billion (approximately NTD59.48 billion).  Since its listing on the Shanghai Stock Exchange in 2012, USI’s performance has continuously improved, which lead to an increase in its market capitalization to RMB32.57 billion (approx. NTD164.66 billion) as of November 20, 2014.  Currently, USI ranks 115thplace among 2,582 A-share companies in terms of market capitalization.

Advanced Semiconductor Engineering, Inc.

In 2014, FORTUNEChina listed USI as one of the top 500 enterprises in China, recognizing its continuous efforts in developing wireless modules as well as consumer electronics, automotive electronics, storage and industrial products.  USI was included in the SSE 380 index in January 2013, and in the Shanghai and Shenzhen 300 Index in December of the same year.  As USI is a constituent of the SSE 380 Index, it is one of the eligible stocks tradable through the Shanghai-Hong Kong Stock Connect pilot programme.

As of November 20, 2014, ASE holds 82.12% interest in USI at a market capitalization of NTD135.21 billion, accounting for 46% of ASE’s market capitalization of TWD295.26 billion.

About Universal Scientific Industrial (Shanghai) Co., Ltd. (USI)

Universal Scientific Industrial (Shanghai) Co., Ltd., formerly Universal Scientific Industrial Co., Ltd. (established 1974), began operations in China in 2000 and has been listed on the main board of the Shanghai Stock Exchange since 2012.  USI is a global electronics design and design manufacture service (DMS) provider, mainly producing wireless modules as well as consumer electronics, automotive electronics, storage and industrial products.  USI currently has five production facilities in Nantou, Shanghai, Shenzhen, Kunshan and Mexico. USI’s revenue for 2013 was RMB14.27 billion (approx. NTD72.15 billion).  As of September 30, 2014, USI’s total assets amounted to RMB9.97 billion (approx. NTD50.37 billion).  USI currently employs over 12,000 employees.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2013 Annual Report on Form 20-F filed on April 17, 2014.